I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11‑K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to ____________

Commission file number    0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below:

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

37 South River Street, Aurora, Illinois 60507

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

As of December 31, 2014 and 2013, and the year ended December 31, 2014 with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013, and the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Administrator of the Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014 and 2013 and the changes in its net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Chicago, Illinois
June 19, 2015

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Cash – noninterest bearing	$93,825	$100,382
Participant directed investments, at fair value	53,507,090	50,650,573
Notes receivable from participants	670,445	722,192
Employer match contribution receivable	25,713	25,595
Net assets available for benefits, at fair value	54,297,073	51,498,742

Adjustment from fair value to contract value for
interest in common collective trust relating to
fully-benefit responsive investment contracts	(4,508)	(6,279)

Net assets available for benefits	$54,292,565	$51,492,463

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions
Investment Income
Net realized and unrealized appreciation in fair value of investments	$1,991,597
Dividend and interest income	1,641,945
Net investment income	3,633,542

Participant contributions	1,511,111
Employer match contributions	477,184
Rollover contributions	358,444
Interest income from notes receivable from participants	21,742
Total additions	6,002,023

Deductions
Benefit payments to participants	3,179,477
Administrative expenses	22,444
Total deductions	3,201,921

Net increase	2,800,102
Net assets available for benefits:
Beginning of year	51,492,463
End of year	$54,292,565

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

As of December 31, 2014 and 2013 and the year ended December 31, 2014

1.Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the “Company”) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect to contribute an unlimited reduction in compensation to the Plan (subject to statutory wage limitations).  Maximum contribution limits of compensation may apply for certain highly compensated employees.

The Plan allows for a discretionary employer match contribution. During 2014, a discretionary match equal to 100% of the first 2% of the participant’s eligible compensation was contributed to participants of the Plan.  Participants are 100% vested in the discretionary matching contributions.

Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first day of the quarter coincident with or next following the employee's three-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.

Forfeitures are first used to pay Plan expenses.  Any remaining forfeitures are used to reduce Company contributions.  For year ended December 31, 2014, no profit-sharing contribution was made by the Company.  Total employer contributions to the plan were approximately $477,000.  The Plan did not use any forfeitures during the year ending December 31, 2014 to reduce the employer matching contributions.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company contributions, and earnings thereon.

In compliance with the Pension Protection Act of 2006, effective January 1, 2007, the Company has amended the Plan’s vesting schedule for profit sharing contributions made for the plan year beginning January 1, 2007.  These contributions will vest under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Note terms generally range from one to five years, except in the case of a note for the purpose of acquiring a primary residence.  The term of such note shall be determined by the Company.  The notes are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts included in the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  See Note 4 for additional information.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-

contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its stable value fund,  a collective trust fund.  Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan’s stable value fund provides for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset on a monthly or quarterly basis according to each investment contract and the contracts provide that the crediting interest rates cannot be less than zero.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying stable value fund. Such changes could have a material impact on the investment contract’s future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) mergers, (2) mass layoffs, (3) plan termination, (4) implementation of early retirement incentive programs. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value fund has limited circumstances under which the issuer may terminate a contract. Circumstances may include, but are not limited to, the following: (1) the fund loses its qualified status under the Internal Revenue Code or is otherwise terminated; (2) the Trustee fails to meet its material obligations under the GIC, attempts to assign the GIC or engages in fraud or misrepresentation that materially affects the risk profile of the GIC; or (3) if the fixed-income securities underlying the separate account or synthetic GIC fail to meet certain criteria as specified in each GIC. If one of these circumstances were to occur, the issuer could terminate the contact at the market value of the fixed-income securities or hypothectical market value of investment contracts based upon contractual formula.

The average yield for the Plan’s stable value fund was approximately 1.1% and 1.2% as of December 31, 2014 and 2013, respectively. The crediting interest rate was approximately 1.1% and 1.5% at December 31, 2014 and 2013, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest.  Notes receivable from participants are written off when deemed uncollectible.

Administrative Expenses

Certain administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.  For the year ended December 31, 2014, approximately $9,000 of forfeitures were utilized to pay administrative expenses.  The Plan charges participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for investments in Certain Entities that Net Asset Value per Share (or Its Equivalent).  This update amends ASC 820, Fair Value Measurements.  The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The disclosure requirements are effective for fiscal years beginning after December 15, 2015 for public entities and are required to be provided retrospectively for all comparative periods presented.  Management does not expect the adoption of this standard to have a significant impact on the Plan’s financial statement.

3.Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan has significant investments in Company stock.  The Company’s loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general.  Due to the general market decline in residential and commercial real estate, the Company’s loan portfolio and stock valuation declined significantly beginning in 2008.  During the past three years, particularly with a common stock issuance in the second quarter of 2014, the stock valuation has increased.  The exposure to residential and commercial real estate could affect the value of the Company’s stock in the future.

4.Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The fair value hierarchy established, also requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2014 or 2013.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts and stable value fund:  The fair values of participation units held in the equity, dividend, bond, government securities and asset allocation funds, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The investment objectives and underlying investments of the common collective trusts vary.  Two of these trusts are comprised of a diversified portfolio of common stocks, both domestic and international, as well as open-ended mutual funds.  One is comprised of U.S. Government and government agency fixed income securities, as well as opened mutual funds that invest in the same types of securities.  One also invests in individual fixed income securities issued by the U.S. Government, government agencies, and corporations.  In addition, there are four asset allocation funds that are comprised of a mix of the four common collective funds (equity funds, bond fund, and Government securities fund discussed above) and are classified as level 2.  Each of the common collective trusts discussed above  provides for daily redemptions by the Plan at reported net asset value per unit.  The common collective trusts invest primarily in equity securities and bonds traded on nationally recognized securities exchanges and active dealer markets.  They are classified within level 2 of the fair value hierarchy.  Were the Plan to initiate a full redemption of the collective trust funds, the investment advisor will ensure that securities liquidations will be carried out in an orderly manner.  The Plan invests in the Federated Capital Preservation Trust Fund (the stable value fund) which holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs).  The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market rates for like-duration and like-quality investments.  The fair value of separate account GICs and synthetic GICs is determined based on the fair value of the securities underlying each GIC.  The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds.  Participants may purchase units of the fund daily based on the established unit value of $10.00.  Participants may redeem units of the stable value fund for the purpose of funding a benefit payment, making a participant note receivable, honoring an employee-directed transfer of the employee’s interest in the Plan to another investment election that is a noncompeting investment, or paying trustee fees.  Participants may make withdrawals from the fund for other purposes generally only upon 12 months’ advance written notice to the trustee.  Each of the collective trust funds provides for daily redemptions.  There are no unfunded commitments to the common collective trusts at December 31, 2014 or 2013.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large cap domestic equities	$10,627,324	$-		10,627,324
Mid cap domestic equities	3,790,212	-		3,790,212
Small cap domestic equities	1,355,635	-		1,355,635
International equities	3,731,393	-		3,731,393
Bond funds	825,980	-		825,980
Company stock	7,165,621	-		7,165,621
Money market accounts		3,281,616		3,281,616
Common collective trusts:
Equity funds		6,880,019		6,880,019
Bond fund		3,164,584		3,164,584
Government securities fund		1,790,496		1,790,496
Asset allocation funds		9,498,468		9,498,468
Stable value fund		1,395,742		1,395,742
	$27,496,165	$26,010,925	$-	$53,507,090

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large cap domestic equities	$9,759,316	$-	$-	$9,759,316
Mid cap domestic equities	3,385,630	-	-	3,385,630
Small cap domestic equities	1,244,443	-	-	1,244,443
International equities	3,629,382	-	-	3,629,382
Bond fund	637,235	-	-	637,235
Company stock	6,564,766	-	-	6,564,766
Money market accounts	-	3,706,395	-	3,706,395
Common collective trusts:
Equity fund	-	5,611,645	-	5,611,645
Bond fund	-	3,351,760	-	3,351,760
Government securities fund	-	2,164,818	-	2,164,818
Asset allocation funds	-	8,413,853	-	8,413,853
Stable value fund	-	2,181,330	-	2,181,330
	$25,220,772	$25,429,801	$-	$50,650,573

The Plan also holds other assets not measured at fair value on a recurring basis, including cash - noninterest bearing, employer contributions receivable and participant notes receivable.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.  The fair value measurement method for cash - noninterest bearing is considered a Level 1 and employer contributions receivable and participant notes receivable are considered Level 2 methods.

5.Investments

During 2014, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2014
Common collective trust funds	$1,241,520
Company stock	994,449
Registered investment companies	(244,372)
$1,991,597

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013:

	December 31,
	2014	2013

Money Market Account:
Schwab Investor Money Fund	$3,279,992	$3,704,208

Old Second National Bank of Aurora Common Collective
Trust Funds for Corporate Retirement Plans:
Diversified Equity Portfolio	6,354,942	5,611,645
Bond Fund	3,164,584	3,351,760
Balanced Fund	4,978,299	4,703,521

Registered Investment Companies:
American Funds Growth Fund of America R3	3,715,206	*
Buffalo Mid Cap Fund	*	3,018,548
Dodge & Cox International Stock Fund	3,000,091	2,865,965
Dodge & Cox Stock Fund	4,183,808	3,657,421
Vanguard Index Trust 500 Portfolio	2,728,310	*
Vanguard Mid-Cap Growth Invs Shs	3,398,352	*
Nuveen Large Cap Growth Opportunity Fund	*	3,666,447

Company stock	7,165,621	6,564,766

*Investment does not exceed 5%.

6.Income Tax Status

The Plan is a prototype plan.  The prototype plan has received a favorable opinion letter dated March 31, 2008 from the Internal Revenue Service (“IRS”) that the prototype plan, as designed, is qualified for federal income tax-exempt status.  The Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and therefore believes that the Plan is qualified and that the related trust is tax-exempt.  The Plan has not individually sought a determination from the IRS on its qualification status.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

7.Related Party Transactions

Certain Plan investments including specific common collective trusts managed by Old Second National Bank, a subsidiary of the Company.  The Plan also holds Company stock.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Charles Schwab Trust Company is a custodian of the Plan and the Plan has investments in a Charles Schwab money market accounts and registered investment company funds, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting and administrative services to the Plan for which no fees are charged.  Old Second National Bank paid certain accounting, administrative and investment management service expenses for the Plan in the amount of $35,000 for year ended December 31, 2014.

Supplemental Schedule

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2014
	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market Accounts
Schwab Investor Money Fund*	3,279,992	$3,279,992
Schwab retirement Advtg Money Fund*	1,624	1,624

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	93,382	6,354,942
Bond Fund*	17,149	3,164,584
Government Securities Fund*	32,280	1,790,496
Conservative Fund*	45,712	660,382
Balanced Fund*	234,757	4,978,299
Strategic Dividend Fund*	46,289	525,077
Growth Fund*	173,936	2,584,892
Aggressive Fund*	51,818	1,274,895

Common Collective Trust Fund, Stable Value
Federated Capital Preservation Trust Fund, at contract value	139,123	1,391,234

Registered Investment Companies
American Funds Growth Fund of America R3	135,542	3,715,206
Dodge & Cox International Stock Fund	71,244	3,000,091
Dodge & Cox Stock Fund	23,123	4,183,808
Dreyfus Midcap Index Fund	10,422	391,860
Morgan Stanley International Equity A	47,272	731,302
PIMCO Total Return Admin Fund	69	741
Schwab Small Cap Index*	50,265	1,355,635
Vanguard Index Trust 500 Portfolio	14,368	2,728,310
Vanguard Mid-Cap Growth Invs Shs	140,312	3,398,352
Metropolitan West Total Return Bond Fund	75,641	825,239

Company Stock
Old Second Bancorp, Inc. common stock*	1,334,380	7,165,621
Notes receivable from participants*, interest rates of 3.25% to 8.25%		670,445
Total		$54,173,027

*Represents a party-in-interest to the Plan.
Cost information is not applicable as the Plan is participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report letter dated June 19, 2015 with respect to the financial statements of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K as of December 31, 2014 and 2013, and for the year ended December 31, 2014.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000 and File No. 333-137262, effective September 12, 2006).

/s/ Plante & Moran, PLLC

Chicago, Illinois
June 19, 2015

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

	BY:	/s/ James L. Eccher
James L. Eccher

President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Executive Vice-President and Chief Financial Officer, Director (principal financial and accounting officer)

DATE: June 19, 2015